June 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jeanne Baker
Terence O’Brien Robert Augustin Jane Park

Re:	Yubo International Biotech Limited
Annual Report on Form 10-K for the Year Ended December 31, 2023 Filed April 12, 2024 File No. 000-21320

Ladies and Gentlemen:

This letter is submitted on behalf of Yubo International Biotech Limited, a New York corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance, Office of Industrial Applications and Services (the “Staff”), of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Commission on April 12, 2024 (“Form 10-K”), as set forth in your letter dated May 23, 2024 addressed to Ms. Lina Liu, Chief Financial Officer of the Company (the “Comment Letter”). The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment.

Form 10-K for the Year Ended December 31, 2023

Part I, Item 1. Business, page 1

1.

We note your disclosure on pages 1 through 3 that you are a U.S. holding company operating primarily through your wholly owned subsidiary, Platinum, which is not a Chinese operating company but a Cayman Islands holding company with operations in China through its subsidiaries and contractual arrangements with Yubo Beijing, the Chinese operating company. In future filings, please revise at the onset of Part I to disclose prominently that Yubo Beijing, your Chinese operating company, is a variable interest entity based in China and that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ■  Los Angeles, CA 90067 ■  Tel 310.586.7700  ■  Fax 310.586.7800

U.S. Securities and Exchange Commission

June 7, 2024

Response to Comment No. 1:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that it intends to replace the current paragraph after “Table of Contents” with the following disclosure in the Company’s Form 10-Q for the quarter ending June 30, 2024 and in future filings with the Commission:

“                   ABOUT THIS QUARTERLY REPORT

In this Quarterly Report on Form 10-Q (this “Quarterly Report”), unless otherwise specified, the terms “we,” “our,” “us,” our “Company,” the “Company,” or the “Registrant” refer to Yubo International Biotech Limited, a U.S. holding company and a New York corporation and its wholly owned subsidiaries, including Platinum International Biotech Co., Ltd., a company organized under the laws of the Cayman Islands (“Platinum”), Platinum International Biotech (Hong Kong) Limited, a company organized under the laws of Hong Kong and a wholly owned subsidiary of Platinum (“Platinum HK”), Yubo International Biotech (Chengdu) Limited, a company organized under the laws of the People’s Republic of China and a wholly owned subsidiary of Platinum HK (“Yubo Chengdu” or the “WFOE”), and Yubo Global Biotechnology (Chengdu) Co., Ltd., a company organized under the laws of the People’s Republic of China (“Yubo Global”). We are a U.S. holding company primarily operating through our wholly owned subsidiary, Platinum. Platinum is not a Chinese operating company but a Cayman Islands holding company, which in turn operates in China through its subsidiaries and contractual arrangements with a variable interest entity (“VIE”), Yubo International Biotech (Beijing) Limited, a company organized under the laws of the People’s Republic of China and, through contractual arrangements with us, the Chinese operating company. None of our Company, Platinum, or Platinum HK, each as a holding company, conducts any day-to-day business operations in China.

The term “Yubo Beijing” refers to Yubo International Biotech (Beijing) Limited, a VIE organized under the laws of the People’s Republic of China, including its wholly-owned subsidiary, Phoenix Club Bio-Medical Technology (Chengdu) Co., Ltd, a company organized under the laws of the People’s Republic of China (“Yubo Phoenix”), and two other PRC subsidiaries, Yubo Jingzhi Biotechnology (Chengdu) Co., Ltd. (“Yubo Jingzhi”) and EpiAis Biomedical Engineering Co., Ltd. (“Yubo Shenzhen”). Yubo Beijing conducts the day-to-day business operations of our Company in China through contractual arrangements with our subsidiaries. We do not own any equity interest in Yubo Beijing or any of its subsidiaries. Investors in our Class A common stock currently do not hold, and may never hold, any equity interest, directly or indirectly, in Yubo Beijing or any of its subsidiaries.

Our corporate structure involving the VIE provides investors with contractual exposure to foreign investment in China-based companies where PRC laws prohibit direct foreign investment in Chinese operating companies in certain industries, such as Yubo Beijing. This structure involves unique risks to investors and is subject to risks relating to our contractual arrangements with Yubo Beijing and its shareholders. Our contractual arrangements with Yubo Beijing have not been tested in a court of law. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Yubo Beijing or forfeit our rights under the contractual arrangements. Further, the Chinese regulatory authorities could disallow our contractual arrangements with Yubo Beijing, which would likely result in a material adverse change in our operations, and, given the resulting inability to consolidate Yubo Beijing’s financial results in our consolidated financial statements, in the value of our Class A common stock, which could significantly decline or become worthless.”

U.S. Securities and Exchange Commission

June 7, 2024

The Company further advises the Staff that it intends replace the first paragraph and the first sentence of the second paragraph under “Part I—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Corporate Overview” of the Company’s Form 10-Q for the quarter ending June 30, 2024 and in future filings with the Commission with the following disclosure:

“We are a U.S. holding company primarily operating through our wholly owned subsidiary, Platinum International Biotech Co., Ltd., a company organized under the laws of the Cayman Islands (“Platinum”). Platinum is not a Chinese operating company but a Cayman Islands holding company, which in turn operates in China through its subsidiaries and contractual arrangements with a variable interest entity (“VIE”), Yubo International Biotech (Beijing) Limited, a company organized under the laws of the People’s Republic of China and, through contractual arrangements with us, the Chinese operating company (“Yubo Beijing”). None of our Company, Platinum, or Platinum International Biotech (Hong Kong) Limited, a wholly owned subsidiary of Platinum (“Platinum HK”), each as a holding company, conducts any day-to-day business operations in China.

Yubo Beijing conducts the day-to-day business operations of our Company in China through contractual arrangements with our subsidiaries. Yubo Beijing is a VIE based in China and as such, we do not own any equity interest in Yubo Beijing or any of its subsidiaries. Investors in our Class A common stock currently do not hold, and may never hold, any equity interest, directly or indirectly, in Yubo Beijing or any of its subsidiaries.”

The Company further advises the Staff that it intends to add the following disclosure as the new last paragraph of the subsection entitled “Part I—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Corporate Overview” of the Company’s next Form 10-Q for the quarter ending June 30, 2024 and in future filings with the Commission:

“Our corporate structure involving the VIE provides investors with contractual exposure to foreign investment in China-based companies where PRC laws prohibit direct foreign investment in Chinese operating companies in certain industries, such as Yubo Beijing. This structure involves unique risks to investors and is subject to risks relating to our contractual arrangements with Yubo Beijing and its shareholders. Our contractual arrangements with Yubo Beijing have not been tested in a court of law. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Yubo Beijing or forfeit our rights under the contractual arrangements. Further, the Chinese regulatory authorities could disallow our contractual arrangements with Yubo Beijing, which would likely result in a material adverse change in our operations, and, given the resulting inability to consolidate Yubo Beijing’s financial results in our consolidated financial statements, in the value of our Class A common stock, which could significantly decline or become worthless. For more information regarding the VIE structure and its associated risks, see “—The VIE and China Operations” below and “Part I—Item 1A. Risk Factors—Risks Related to Our Corporate Structure” in our annual report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 12, 2024.”

U.S. Securities and Exchange Commission

June 7, 2024

2.

In future filings, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response to Comment No. 2:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that it intends to add the follow disclosure towards the end of the subsection entitled “Part I—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—The VIE and China Operations” of the Company’s Form 10-Q for the quarter ending June 30, 2024 and in future filings with the Commission:

“Risks and Uncertainties Relating to Doing Business in China

We and Yubo Beijing face various legal and operational risks and uncertainties relating to doing substantially all of the day-to-day business operations in China. We operate our business primarily in China through contractual arrangements with Yubo Beijing, which is subject to complex and evolving PRC laws and regulations. Therefore, investors in our Class A common stock face potential uncertainty from the PRC government. Changes in China’s economic, political or social conditions or government policies could materially adversely affect Yubo Beijing’s business and results of operations. For example, Yubo Beijing faces risks associated with regulatory approvals on offshore offerings, antimonopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact Yubo Beijing’s ability to conduct certain businesses or accept foreign investments, or ability of list or offer securities on a U.S. stock exchange. These risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. The PRC government also has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. Recently, the PRC government is enhancing supervision over companies seeking listings overseas and some specific business or activities such as the use of variable interest entities and data security or anti-monopoly. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors.

U.S. Securities and Exchange Commission

June 7, 2024

Furthermore, the PRC government may adopt new measures that may affect Yubo Beijing’s operations, or exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and we may be subject to challenges brought by these new laws, regulations and policies. These legal and operational risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations and policies, could hinder our ability to offer or continue to offer securities to investors, result in a material adverse change to Yubo Beijing’s business operations, and damage Yubo Beijing’s reputation, each of which could cause our Class A common stock to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 1A. Risk Factors—Risks Related to Doing Business in China” in our annual report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 12, 2024.”

3.

We note your disclosure on page 16 relating to your auditor. In future filings, please prominently disclose in Part I the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response to Comment No. 3:

The Company respectfully acknowledges the Staff’s comments and refers the Staff to the disclosure under subsection entitled “Part I—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Developments—Holding Foreign Companies Act” in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2024 filed with the Commission on May 20, 2024. The Company further advises the Staff that it intends to include the following disclosure in Part I of the Company’s Form 10-K for the year ending December 31, 2024 and in future filings with the Commission:

“Michael T. Studer CPA P.C., our independent registered public accounting firm, is headquartered in Freeport, New York, and as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis and it is not included in the determination letter issued by the PCAOB on December 16, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. Although our auditor is headquartered in the United States, we cannot assure you whether OTC Markets or regulatory authorities would not in the future apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result OTC Markets may delist or suspend the trading of our Class A common stock. If our Class A common stock is unable to be listed on another securities exchange, such a delisting or suspension would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A common stock.”

U.S. Securities and Exchange Commission

June 7, 2024

4.

We note your disclosure on page 2 relating to the contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. In future filings, please revise Part I to include a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company and the WFOE with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response to Comment No. 4:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that it will include the requested corporate structure chart, in substantially the form set forth on Appendix A to this letter, under “Part I—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—The VIE and China Operations” of the Company’s Form 10-Q for the quarter ending June 30, 2024 and in future filings with the Commission.

The Company further refers the Staff to the Company’s responses to Comments Nos. 1 and 2 above, the subsection entitled “Part I—Item 1A. Risk Factors—Risks Related to Our Corporate Structure” in the Company’s annual report on Form 10-K for the year ended December 31, 2023 filed with the Commission on April 12, 2024, and the subsection entitled “Part I—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—The VIE and China Operations” in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2024 filed with the Commission on May 20, 2024, which the Company believes collectively should adequately address the disclosure on uncertainties regarding the status of the rights of the Cayman Islands holding company and the WFOE with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the Company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits in China.

U.S. Securities and Exchange Commission

June 7, 2024

5.

We note your disclosure on page 2 that Platinum, the Cayman Islands holding company, operates in China through its Hong Kong and PRC subsidiaries, including the WFOE and Yubo Beijing. You also disclose that the WFOE entered into a series of contractual arrangements with Yubo Beijing and its shareholders, allowing you to exercise effective control over Yubo Beijing. In future filings, please clarify whether the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and, if true, that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We note your disclosure on page 2 and F-6 that the WFOE is the primary beneficiary of the VIE. Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

Response to Comment No. 5:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that it will remove all references to the Company being the primary beneficiary of Yubo Beijing from the Company’s Form 10-Q for the quarter ending June 30, 2024 and related financial statements and all future filings with the Commission. In addition, the Company will revise the first two sentences of paragraph 3 under “Part I—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—The VIE and China Operations” of the Company’s Form 10-Q for the quarter ending June 30, 2024 and in future filings with the Commission as follows:

“We do not have any equity ownership interest in, direct foreign investment in, or control through such contractual agreements of Yubo Beijing. Given that, pursuant to the contractual agreements with Yubo Beijing, we can (i) exercise certain level of management over Yubo Beijing, (ii) receive substantially all of the economic benefits of Yubo Beijing, and (iii) have an exclusive option to purchase all or part of the equity interests in Yubo Beijing when and to the extent permitted by PRC law, we consolidate Yubo Beijing’s financial results in our consolidated financial statements under U.S. GAAP.”

The Company notes the Staff’s request to refrain from implying that the contractual agreements between WFOE and Yubo Beijing would allow the Company to control the business operations of Yubo Beijing as if the Company owned 100% equity interest in Yubo Beijing in future filings with the Commission. The Company intends to modify any applicable disclosures accordingly in the future as may be required.

6.

We note your disclosure on page 6 relating to the licenses and approvals Yubo Beijing has obtained for its operations in China to date. In future filings, please also disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to offer securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

U.S. Securities and Exchange Commission

June 7, 2024

Response to Comment No. 6:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that according to the Notice on the Arrangements for the Filing-based Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Notice”) released by the CSRC on February 17, 2023, China-based companies (including the ones adopting the VIE structures) that have completed an offering or are already listed on overseas exchanges by or before March 31, 2023 are not required to make the requisite filings with CSRC unless they raise additional equity financing. We note that (i) the previous offer and sale of shares of Company’s Class A common stock have been registered under the Securities Act of 1933, as amended, pursuant to Company’s Registration Statement on Form S-1 (Registration No. 333-255805), which was declared effective by the Commission on July 29, 2022, and (ii) as of the date of this letter, the Company has not conducted any additional equity offerings to raise funds. Therefore, based on its understanding of current PRC laws and regulations, the Company believes that it, its subsidiaries, and Yubo Beijing are not required to obtain permissions from the CSRC with respect to the operation of their businesses and previous offering of Company’s Class A common stock to the investors. Furthermore, since (i) Yubo Beijing is not in possession of or otherwise holding personal information of over one million users and the Company considers it highly unlikely that Yubo Beijing will reach such threshold in the near future, and (ii) Yubo Beijing has not received any notice or determination from the CAC or other applicable PRC governmental authorities identifying it as a CIIO or requiring it to go through cybersecurity review or similar government reviews, then based on its understanding of current PRC laws and regulations, the Company also believes that it, its subsidiaries, and Yubo Beijing are not subject to cybersecurity review by the CAC or required to obtain permission or approval from other applicable PRC government authorities with respect to the operation of its business. The Company, the Company’s subsidiaries, and Yubo Beijing confirm that they have obtained all necessary permissions and approvals from the applicable PRC government authorities with respect to their business operations in China, which are described under the subsections entitled “Part I—Item 1. Business—Licenses and Approvals” of the Company’s annual report on Form 10-K for the year ended December 31, 2023 filed with the Commission on April 12, 2024 and “Part I—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Developments—Cybersecurity Review Measures” of the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2024 filed with the Commission on May 20, 2024. To the knowledge of the Company, its subsidiaries, and Yubo Beijing, no permissions or approvals from the applicable PRC government authorities have been denied.

The Company further advises the Staff that it intends to add the following disclosure under the subsection entitled “Part I—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Developments” in the Company’s Form 10-Q for the quarter ending June 30, 2024 and in future filings with the Commission:

“Permission, Review and Filing Required from the Authorities in Mainland China Relating to Overseas Offering

The PRC government has recently sought to exert more oversight and control and impose more restrictions on China-based companies raising capital offshore and such efforts may continue or intensify in the future. On July 6, 2021, PRC authorities promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by mainland China-based companies. Effective measures, such as promoting the establishment of regulatory systems, are to be taken to deal with the risks and incidents of mainland China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. See “—Cybersecurity Review Measure” above.

U.S. Securities and Exchange Commission

June 7, 2024

Further, according to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, issued by CSRC on February 17, 2023 (the Overseas Listing Trial Measures and these guidelines collectively, the “Overseas Listing Filing Rules”), the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies published by CSRC on February 17, 2023, or the Notice on the Overseas Listing Filing, and the set of Q&A published on CSRC’s official website, as an issuer which is already listed, Yubo Beijing would be required to make a filing in accordance with the Overseas Listing Filing Rules if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. The reporting entity will also be required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to CSRC: (a) a change of control of the issuer; (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or competent authorities in respect of the issuer; (c) change of the listing status or transfer of the listing board; and (d) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with CSRC within three business days thereafter.

As of the date of this report, Yubo Beijing has not been involved in any investigations on cybersecurity review initiated by CAC, and Yubo Beijing has not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from CAC, CSRC or any other PRC authorities. However, given (i) the uncertainties with respect to the enactment, implementation, and interpretation of the Overseas Listing Filing Rules and laws and regulations relating to data security, privacy, and cybersecurity, and (ii) that the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general, there can be no assurance that PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape. Consequently, a cybersecurity review and the approval from or filing with CSRC, CAC, or other government authorities may be required in connection with offering of our securities in the future. If (a) Yubo Beijing does not receive or maintain any required permission, or fails to complete any required review or filing, (b) Yubo Beijing inadvertently concludes that such permission, review or filing is not required, or (c) applicable laws, regulations, or interpretations change such that it becomes mandatory for Yubo Beijing to obtain any permission, review or filing in the future, Yubo Beijing may have to expend significant time and costs to comply with these requirements. If Yubo Beijing is unable to do so, on commercially reasonable terms, in a timely manner or otherwise, it may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against it, and other forms of sanctions, and Yubo Beijing’s ability to conduct its business, invest into China as foreign investments or accept foreign investments, complete any future offering, or list on a U.S. or other overseas exchange may be restricted, and its business, reputation, financial condition, and results of operations may be materially and adversely affected. Further, Yubo Beijing’s ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of our Class A common stock may significantly decline or become worthless.”

U.S. Securities and Exchange Commission

June 7, 2024

7.

We note your diagram illustrating the company’s cash flow on pages 34. In future filings, please revise Part I to provide a clear description of how cash is transferred through your organization. Disclose your intentions to settle amounts owed under the VIE agreements and describe any restrictions and limitations on your ability to settle amounts owed under the VIE agreements.

Response to Comment No. 7:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that it will include the requested cash flow chart, in substantially the form set forth on Appendix B to this letter, under “Part I—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—The VIE and China Operations” of the Company’s Form 10-Q for the quarter ending June 30, 2024 and in future filings with the Commission.

The Company further advises the Staff that the Company or any of its subsidiaries does not currently owe any amount to Yubo Beijing under the VIE agreements, and vice versa. To the extent any amount is owed under the VIE agreements in the future, the Company will include the requested disclosure in future filings with the Commission.

8.

It appears that the consolidated VIE may constitute a material part of your consolidated financial statements. In future filings, please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response to Comment No. 8:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that it will include the requested condensed consolidating schedule in the Company’s Form 10-Q for the quarter ending June 30, 2024 and in future filings with the Commission.

U.S. Securities and Exchange Commission

June 7, 2024

9.

In connection with the requested condensed consolidating schedule, in future filings, please also provide a roll-forward of the investment in subsidiaries and VIE line item in the parent’s financial statements.

Response to Comment No. 9:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that it will include the requested line item in the Company’s financial statements to be filed with the Company’s Form 10-Q for the quarter ending June 30, 2024 and in future filings with the Commission.

10.

We note your risk factor disclosure on page 10 relating to the risks arising from the legal system in China. In future filings, please revise to disclose in your summary of risk factors the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, expand your disclosure relating to the risks arising from the legal system in China to specifically discuss risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Response to Comment No. 10:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that it intends to add the following disclosure after the current two paragraphs in the risk factor entitled “We currently conduct our business primarily through contractually arrangements with the PRC operating entity, and our management of the day-to-day business operations of such PRC entity pursuant to contracts, to comply with Chinese law, may not be as effective as conducting business through direct equity ownership of such PRC entity due to uncertainties with respect to the PRC legal system which could materially and adversely affect our results of operations” and include this updated risk factor in the Company’s Form 10-Q for the quarter ending June 30, 2024 and in future filings with the Commission:

U.S. Securities and Exchange Commission

June 7, 2024

“Changes in PRC laws and regulations or the policies of the PRC government could have a material adverse effect on our business and operation. We could be adversely affected by uncertainties with respect to the PRC legal system. Rules and regulations in China can change quickly with little advance notice. In addition, the interpretation and enforcement of PRC laws and regulations involve additional uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.

Moreover, the PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore securities offerings, anti-monopoly regulatory investigations and actions, cybersecurity, and data privacy compliance; also, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. If the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (“CAC”) or other competent PRC regulatory authorities determine that prior approval is required for any of our offerings of securities overseas or the operation of our business, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, not to proceed with such activities. If we proceed with any of such activities without obtaining the CSRC’s, CAC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new regulatory requirements, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China or accept foreign investments, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our stock.

The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political, and societal goals. The PRC government has recently published new policies that affected various industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition, and results of operations. While we believe that our business operations comply with relevant PRC laws and regulations currently in force in all material respects, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on companies like us. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or become worthless.”

U.S. Securities and Exchange Commission

June 7, 2024

11.

We note your disclosure on page 11 that the PRC government has “significant authority to exert influence on the China operations of an offshore holding company.” Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, in future filings, please revise to provide additional disclosure of any material impact that intervention, influence, or control by the Chinese government has or may have on your business on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

Response to Comment No. 11:

The Company respectfully acknowledges the Staff’s comments and refers the Staff to the Company’s responses to Comments Nos. 2, 4, and 10 above and the subsection entitled “Part I—Item 1A. Risk Factors—Risks Related to Doing Business in China” in the Company’s annual report on Form 10-K for the year ended December 31, 2023 filed with the Commission on April 12, 2024.

The Company further advises the Staff that it intends to add the following risk factor in the Company’s Form 10-Q for the quarter ending June 30, 2024 and in future filings with the Commission:

“The approval of the CSRC or other PRC government authorities may be required in connection with future offshore offering under PRC law, and, if so required, we cannot predict whether or for how long Yubo Beijing will be able to obtain such approval. Any failure to obtain or delay in obtaining such approval for an offshore offering would subject Yubo Beijing to sanctions imposed by the CSRC or other PRC government authorities.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six different PRC regulatory authorities in 2006 and amended in 2009, purports to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain an approval of CSRC prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and any of our offshore offerings in the future may ultimately require approval from CSRC. If CSRC approval is required, it is uncertain whether Yubo Beijing are able to and how long it will take for Yubo Beijing to obtain such approval, and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or any delay in obtaining CSRC approval for any future offshore offering, or a rescission of such approval may subject Yubo Beijing to sanctions imposed by CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

U.S. Securities and Exchange Commission

June 7, 2024

The PRC government has recently sought to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers. The Opinions on Severely Cracking Down on Illegal Securities Activities, among others, emphasizes the need to strengthen cross-border regulatory cooperation and the administration and supervision of China-based issuers, and to establish a comprehensive regulatory system for the application of PRC capital market laws and regulations outside China. On February 17, 2023, CSRC promulgated the Overseas Listing Filing Rules, which became effective on March 31, 2023. According to the Overseas Listing Filing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC domestic company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with CSRC. If a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of shares in the name of an overseas enterprise on the basis of the equity, assets, income or other similar rights of the PRC domestic company through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major PRC domestic operating entity (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the transaction (if the submission of application documents is not required). The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis. An offering or listing of an issuer will be considered as an overseas indirect offering or listing by PRC domestic companies if both of the following conditions are met with respect to such issuer: (i) the revenues, profit, total assets, or net assets of PRC domestic companies in the most recent fiscal year constitute more than 50% of the line item in the issuer’s audited consolidated and combined financial statements for that year; and (ii) the majority of the senior management personnel responsible for its business operations and management are PRC citizens or have their ordinary residence in China, or if its main place of business is in China or if its business operation is primarily conducted in China. In addition, according to the Overseas Listing Filing Rules and a set of Q&A published on CSRC’s official website in connection with the release of the Overseas Listing Filing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs after obtaining its CSRC filing and before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) a change of control of the issuer or any material change to equity structure of the issuer; and (iii) any material change to the offering and listing plan. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with CSRC within three business days thereafter. Failure to comply with the applicable filing requirements may result in fines being imposed on the PRC domestic companies and their controlling shareholders and other responsible person.

U.S. Securities and Exchange Commission

June 7, 2024

Based on the Notice on the Overseas Listing Filing, and the set of Q&A which are in connection with the release of the Oversea Listing Filing Rules, CSRC clarifies that (i) on or prior to the effective date of the Overseas Listing Filing Rules (i.e., March 31, 2023), domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with CSRC, and must complete the filing before the completion of their overseas offering and listing; (ii) a transition period until September 30, 2023 will be granted to domestic companies which have already obtained the approval from overseas regulatory authorities or stock exchanges but have not completed the indirect overseas listing prior to the effective date of the Overseas Listing Filing Rules; if domestic companies fail to complete the overseas listing prior to September 30, 2023, they shall file with CSRC according to the requirements.

Further, according to the Overseas Listing Filing Rules, for an issuer which is already listed, it should make filing in accordance with the Overseas Listing Filing Rules if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. The reporting entity will also be required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with CSRC within three business days thereafter.

U.S. Securities and Exchange Commission

June 7, 2024

Given that (i) the previous offer and sale of shares of Company’s Class A common stock have been registered under the Securities Act of 1933, as amended, pursuant to Company’s Registration Statement on Form S-1 (Registration No. 333-255805), which was declared effective by the Commission on July 29, 2022, and (ii) as of the date of this report, the Company has not conducted any additional equity offerings to raise funds, based on its understanding of current PRC laws and regulations, the Company believes that it, its subsidiaries, and Yubo Beijing are not required to obtain permissions from the CSRC with respect to the operation of their businesses and the previous offering of Company’s Class A common stock to the investors. However, we and our investors would be adversely affected if (i) we or our subsidiaries, including the VIEs were required to receive or maintain such permissions or approvals from the CSRC, CAC, or other PRC regulatory agencies and did not do so, (ii) if we inadvertently concluded that such approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we become required to obtain approval in the future. For example, if it is determined in the future that the approval of the CSRC, CAC or any other regulatory authority is required for any offshore offering in the future, we may face sanctions by the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from such future offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price and/or listing of our securities. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.”

The Staff’s comment with respect to the meaning of “control” under federal securities laws is duly noted by the Company.

12.

We note your disclosure on page 11 that “if a cybersecurity review is determined to apply to [you] in the future, [you] may be required to suspend [y]our operations or experience other distributions to [y]our operations.” In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure in future filings to clarify the extent to which you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response to Comment No. 12:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that as of the date of this letter, (i) Yubo Beijing is not in possession of or otherwise holding personal information of over one million users and it is also highly unlikely that Yubo Beijing will reach such threshold in the near future, and (ii) Yubo Beijing has not received any notice or determination from the CAC or other applicable PRC governmental authorities identifying it as a CIIO or requiring it to go through cybersecurity review or similar government reviews, and as such, based on its understanding of current PRC laws and regulations, the Company believes that it is currently not subject to the cybersecurity review.

The Company supplementally advises the Staff that, on March 22, 2024, the CAC published the Provisions on Promoting and Regulating the Cross-border Flow of Data (the “New Provisions”), which prevail over the rules previously released by CAC. The New Provisions provide that a security assessment led by the CAC is required when (a) the data exporter is a CIIO, (b) the data exporter is exporting any important data, or (c) the data exporter (and provided that such data exporter is not a CIIO) is, in any given year starting from January 1, exporting personal data of at least 1 million individuals or sensitive personal data of at least 10,000 individual. Considering that (i) as of the date of this letter, Yubo Beijing has not received any notice or determination from the CAC or other applicable PRC governmental authorities identifying Yubo Beijing as a CIIO, (ii) as of the date of this letter, no data processed by Yubo Beijing has been notified by relevant authorities or regions, or publicly announced as important data , and (iii) during each fiscal year 2021, 2022, 2023 and since January 1, 2024, Yubo Beijing has not provided personal information of one million individuals or sensitive personal information of 100,000 individuals outbound accumulatively, based on its understanding of current PRC laws and regulations, the Company also believes that it is currently not subject to such security assessment by the CAC.

U.S. Securities and Exchange Commission

June 7, 2024

Further, the New Provisions provide safe harbor rules for certain scenarios of cross-border data transfer, exempting the data exporter from passing security assessment and entering into China standard contractual clauses (China SCCs), including (1) transfer of non-sensitive personal data of less than 100,000 individuals in any given year starting from January 1 (and provided that the controller is not a CIIO), (2) transfer of employee data necessary for HR administration according to collective labor contract or employment policy adopted according to law, (3) transfer of personal data necessary for performing a contract with the said individual including for cross-border commerce, money remittance, opening bank accounts, air and commendation booking, visa and exam services, etc., and (4) transfer of personal data necessary for protecting human life and property security in emergent cases. Since (i) Yubo Beijing has not provided any personal data collected and gathered in its business outside the territory of China, and (ii) the Company does not have the access to the personal data gathered by Yubo Beijing, based on its understanding of current PRC laws and regulations, the Company believes that it is currently not subject to the PRC regulations and policies issued by the CAC with respect to cross-border transfer of personal data gathered in China.

The Company further advises the Staff that it has included updated disclosure with respect to cross-border transfer of personal data gathered in China on pages 8 and 9 of the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2024 filed with the Commission on May 20, 2024, and it intends to supplement such disclosure with its response to this Comment No. 12 in the Company’s Form 10-Q for the quarter ending June 30, 2024 and in future filings with the Commission.

13.

In future filings, to the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

Response to Comment No. 13:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that it will add the following “Enforceability of Civil Liabilities” subsection after the newly added “Risks and Uncertainties Relating to Doing Business in China” subsection (see the Company’s response to Comment No. 2 above) under “Part I—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—The VIE and China Operations” of the Company’s Form 10-Q for the quarter ending June 30, 2024 and in future filings with the Commission:

U.S. Securities and Exchange Commission

June 7, 2024

“Enforceability of Civil Liabilities

There is substantial doubt as to the enforceability in China, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States on us or our directors and executive officers, all of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism.

Efforts by shareholders to obtain recourse against our management in U.S. courts will likely also be unavailing. It will be difficult for the shareholders to effect service of process upon members of our management who reside in China. In general, Chinese authorities will not assist in performing the service. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. Therefore, even if a shareholder were successful in obtaining judgment against our officer or director in a U.S. court, recognition, and enforcement in China of judgments of a court in the U.S. in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.”

The Company also refers the Staff to the risk factor titled “You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this Annual Report based on foreign laws.” on page 14 of the Company’s annual report on Form 10-K for the year ended December 31, 2023 filed with the Commission on April 12, 2024, and advises the Staff that it will revise such risk factor to be consistent with the newly added “Enforceability of Civil Liabilities” section in the Company’s Form 10-Q for the period ending June 30, 2024 and in future filings with the Commission.

_________________________

U.S. Securities and Exchange Commission

June 7, 2024

We thank the Staff for its review and consideration of the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at Barbara.Jones@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Yang Wang, Chief Executive Officer, Yubo International Biotech Limited Lina Liu, Chief Financial Officer, Yubo International Biotech Limited George Qi, Esq., Greenberg Traurig, LLP

Appendix A

Corporate Structure Chart

YUBO INTERNATIONAL BIOTECH LIMITED (NEW YORK / HOLDING COMPANY)
100%
PLATINUM INTERNATIONAL BIOTECH CO., LTD. (CAYMAN ISLANDS / HOLDING COMPANY)
100%
PLATINUM INTERNATIONAL BIOTECH (HONG KONG) LIMITED (HONG KONG / HOLDING COMPANY)
Offshore
Onshore
100%
100%
Contractual Arrangements*
YUBO INTERNATIONAL BIOTECH (BEIJING) LIMITED* (PRC / VIE)
YUBO INTERNATIONAL BIOTECH (CHENGDU) LIMITED (PRC / WFOE)
YUBO GLOBAL BIOTECHNOLOGY (CHENGDU) CO., LTD. (PRC)
100%
51%
73%
PHOENIX CLUB BIO-MEDICAL TECHNOLOGY (CHENGDU) CO., LTD. (PRC)
EPIAIS BIOMEDICAL ENGINEERING CO., LTD. (PRC)
YUBO JINGZHI BIOTECHNOLOGY (CHENGDU) CO., LTD. (PRC)

* Yubo Beijing conducts the day-to-day business operations in China. Yubo International Biotech Limited and its subsidiaries do not have any equity ownership interest in, direct foreign investment in, or control of Yubo Beijing through its contractual agreements with Yubo Beijing. Investors are not purchasing, and may never hold, any equity interests, directly or indirectly, in Yubo Beijing or any of its subsidiaries.

Appendix B

Cash Flow Chart

Platinum International Biotech Co. LTD
("Platinum")
Capital
Contribution/Loan
Dividends
/Distribution
Platinum International Biotech (Hong Kong)
Limited. ("Platinum HK")
Offshore
Capital
Contribution/Loan
Dividends
/Distribution
Onshore PRC
Service Fees
Yubo International Biotech (Chengdu) Limited
("Yubo Chengdu")
Yubo International Biotech (Beijing) Limited
("Yubo Beijing")
Contractual
Arrangements
Contractual
Arrangements
Equity Interest
Cash Flow